Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

           Attention Business/Financial Editors:
           OPTI Canada Inc. Provides Project Update and Files Revised and Restated
           Year-end 2008 Financial Statements

           TSX: OPC

           CALGARY, June 3 /CNW/ - OPTI Canada Inc. (OPTI) today announced that progress continues to be made in the start-up phase of the Long Lake Project.
A key milestone was achieved in May 2009 with the completion of the heat addition to the hot lime softeners (HLS) in the water treatment plant. Bitumen production for the month was limited as maintenance work was completed on parts of the SAGD water plant that have been operating for over 18 months.
With the implementation of improvements to the HLS and the completion of the
SAGD water plant maintenance, steam injection to the wells in the last week in
May averaged 95,000 bbl/d. This resulted in average bitumen production volumes of 17,000 bbl/d over the same period. As of May 31, there were 43 wells on production.

           Revised and Restated Financial Statements

           OPTI also reported today that it has restated its year-end 2008 U.S.
generally accepted accounting principles (GAAP) reconciliation. The purpose of the re-filing is to correct the Company's interpretation of the timing of the commencement of SAGD operations at the Long Lake Project under U.S. GAAP.
Previously, the Company's U.S. GAAP financial statements interpreted the start of commercial SAGD operations as concurrent with start-up of the SAGD Pilot in
2006. This interpretation has been amended to reflect the start of commercial
SAGD operations as July 1, 2008, the same date as in the Company's Canadian
GAAP financial statements. The impact of this restatement is described in note
14 of the financial statements filed on form 40-F/A with the U.S. Securities and Exchange Commission.
           The Company's Canadian GAAP financial statements and Management's
Discussion and Analysis were also revised and re-filed to reflect the retroactive adoption of CICA Handbook section 3064 "Goodwill and Intangible
Assets", effective January 1, 2009. The impact of the restatement is described in note 2 to the Company's financial statements as filed on SEDAR. These restatements would have been otherwise required in the Company's 2009 year-end filings.

           About OPTI

           OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing major oil sands projects in Canada using our proprietary
OrCrude(TM) process. Our first project, Phase 1 of Long Lake, consists of
72,000 barrels per day of SAGD (steam assisted gravity drainage) oil production integrated with an upgrading facility. The Upgrader uses the
OrCrude(TM) process combined with commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. On a 100 percent basis, the Project is expected to produce 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude with low sulphur content, making it a highly desirable refinery feedstock. Due to its premium characteristics, we expect
PSC(TM) to sell at a price similar to West Texas Intermediate (WTI) crude oil.
The Long Lake Project is being operated in a joint venture with Nexen Inc.
OPTI holds a 35 percent working interest in the joint venture. OPTI's common shares trade on the Toronto Stock Exchange under the symbol OPC.

           Forward-Looking Statements

           Certain statements contained herein are forward-looking statements, including statements relating to: OPTI's operations; business prospects, expansion plans and strategies; OPTI's plans and expectations concerning the use and performance of the OrCrude(TM) process and other related technologies;
the cost, development and operation of the Long Lake Project and OPTI's relationship with Nexen Inc. Forward-looking information typically contains statements with words such as "intends," "anticipate," "estimate," "expect,"
"potential," "could," "plan" or similar words suggesting future outcomes.
Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified herein, we have made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project; the ability of the Long
Lake joint venture partners to obtain equipment, services and supplies, including labour, in a timely and cost-effective manner; the availability and costs of financing; oil prices and market price for the PSC(TM) output of the
OrCrude(TM) Upgrader; foreign currency exchange rates and hedging risks;
government regulations and royalty regimes; the degree of risk that governmental approvals may be delayed or withheld; other risks and uncertainties described elsewhere in this document or in OPTI's other filings with Canadian securities authorities.
           Readers should be aware that the list of factors, risks and uncertainties set forth above are not exhaustive. Readers should refer to OPTI's current
Annual Information Form, which is available at www.sedar.com, for a detailed discussion of these factors, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

           %CIK: 0001177446

           /For further information: /
           (OPC.)

CO:  OPTI Canada Inc.

CNW 18:30e 03-JUN-09